

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

January 11, 2008

Via U.S. Mail

Mr. Kenneth W. Fluke
Senior Vice President and Chief Financial Officer
Thomas & Betts Corporation
8115 T & B Blvd.,
Memphis, TN 38125

> **RE: Thomas & Betts Corporation
> Form 10-K for the year ended December 31, 2006
> Filed February 23, 2007
> File No. 001-04682**

Dear Mr. Fluke:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director